Exhibit 99.3

VanceInfo Technologies Inc.  (“VanceInfo”) AND hiSoft Technology International Limited (“hiSoft”) TO COMBINE IN MERGER OF EQUALS TO CREATE CHINA’S LEADER IN GLOBAL IT SERVICES

BEIJING, China, August 10, 2012 — VanceInfo Technologies Inc. (NYSE: VIT) (“VanceInfo”) and hiSoft Technology International Limited (NASDAQ: HSFT) (“hiSoft”) announced today that they have signed a definitive merger agreement, under which the companies will be combined in a tax-free, all-stock merger of equals with a combined equity value of approximately US$875 million.  Under the terms of the agreement, VanceInfo and hiSoft shareholders will each own approximately 50% of the combined company.  hiSoft will be the surviving listed company in the merger, and its shares will continue to be listed on the NASDAQ Global Select Market. A new name for the combined company will be announced in due course.

Under the agreement, each outstanding ordinary share of VanceInfo will be exchanged for the right to receive one common share of hiSoft, and each American Depositary Share of VanceInfo (“VanceInfo ADS”), each of which represents one VanceInfo ordinary share, will be exchanged for the right to receive one American Depositary Share of hiSoft (“hiSoft ADS”).  Immediately prior to the merger, hiSoft will effect a 13.9482-to-1 share consolidation and change the ratio of hiSoft ADSs representing ordinary shares from one ADS for 19 shares to one ADS for one share, which effectively implies in a 1-to-1.3622 hiSoft ADS split.  These changes are designed to ensure that hiSoft and VanceInfo will have the same number of outstanding shares and ADSs at the effective time of the merger.

Upon completion of the transaction, Mr. Tiak Koon Loh, the current Chief Executive Officer of hiSoft, will assume the role of Chief Executive Officer of the combined company, while Mr. Chris Chen, the founder and current Chairman and Chief Executive Officer of VanceInfo, will assume the role of Non-Executive Chairman.  The board of directors of the combined company will consist of four directors selected by VanceInfo and four directors selected by hiSoft.

The strategic combination will create a combined company with expected 2012 revenue of over US$670 million, which will be the largest China-based offshore IT services provider based on industry market research reports.  The combined company will have the scale and diversity to compete on a global basis, with a stronger customer platform created by the complementary customer bases of hiSoft and VanceInfo, an enlarged and diversified asset portfolio, an extended business pipeline and a strong balance sheet and cash flow profile.  Customers of the combined company will benefit from an expanded pool of consultants and engineers around the world with a commitment to superior customer service and a highly experienced management team from both companies with extensive industry knowledge and experience.

“I am excited to be leading the new company to create China’s global champion in IT Services. The combined company will be a clear market leader in serving domestic and offshore customers with the largest resource base, most comprehensive breadth of IT services capability and the most balanced geographic customer profile,” said Mr. Loh. “Our common vision in building a world class services organization delivering outstanding financial performance has already helped us to identify some strong synergistic opportunities for the combined company.  We expect to see significant synergies across a number of areas including sales, general and administrative costs, effective utilization of facilities and sharing of future R&D and capital investments.”

“VanceInfo and hiSoft are pioneers in China IT Services who have built strong, loyal customer bases,” said Mr. Chen. “The joint company can take advantage of the strong market growth opportunities while continuing to attract the best people. Our broader scope of capabilities leveraged across a deeper sales force will also open ample new business development opportunities. This combination will be perfectly placed to address my vision since the founding of VanceInfo to build an unrivalled leader in China IT Services serving the global market. As Chairman, I look forward to working with Mr. Loh and the management team to deliver this vision.”

The combined company will employ over 23,000 people across 13 locations in China and 14 additional locations worldwide.  It will serve a global base of top tier customers, which include some of the largest Chinese corporations as well as many Fortune 500 companies.  Its vertical areas of strength will include TMT, BFSI, Transport and Manufacturing.

The companies have identified potential cost synergies, which are expected to reach 2% of combined revenues within 18 months after the closing of the transaction.  The parties are developing a defined execution plan and anticipate that the transaction will be accretive within the first 12 months following the consummation of the merger.

The strategic combination has been approved by both companies’ boards of directors and is subject to customary closing conditions, including shareholder approvals by VanceInfo and hiSoft shareholders. The transaction is expected to close in the fourth quarter of 2012.

Citigroup Global Markets Inc. acted as financial advisor and Orrick, Herrington & Sutcliffe LLP acted as legal counsel to VanceInfo in connection with this transaction. Lazard acted as financial advisor and Simpson Thacher & Bartlett acted as legal counsel to hiSoft in connection with the transaction.

Teleconference and Webcast

The companies will host a joint teleconference and webcast at 8:30 a.m. Eastern Time on August 10 to discuss this announcement. The teleconference can be accessed by dialing in +1 877 344 7529 within the U.S., or +1 412 317 0088 for international callers, referencing passcode 10016461. The webcast can be accessed at the Investor Relations section of the Websites of VanceInfo and hiSoft.

About VanceInfo

VanceInfo (NYSE: VIT) is an IT service provider and one of the leading offshore software development companies in China. VanceInfo’s comprehensive range of IT services includes R&D Outsourcing Services, Consulting and Solutions Services, Application Management Services and Other Solutions & Services. VanceInfo provides these services primarily to corporations headquartered in Greater China, the United States, Europe and Japan, targeting high-growth industries such as telecommunications, technology, financial services, travel and transportation services, manufacturing, retail and distribution.

About hiSoft

hiSoft (NASDAQ: HSFT) is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China. hiSoft provides its services to leading companies around the world through a combination of onshore and offshore delivery capabilities. hiSoft leverages its skilled technology specialists and client-centric delivery centers to offer customers reliable and high-quality technology solutions.

IMPORTANT INFORMATION FOR INVESTORS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger involving hiSoft Technology International Ltd. (“hiSoft”) and VanceInfo Technologies Inc. (“VanceInfo”) will be submitted to the respective shareholders of hiSoft and VanceInfo for their consideration.  In connection with the proposed transaction, hiSoft will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a preliminary joint proxy statement of VanceInfo and hiSoft and will constitute a prospectus of hiSoft.  hiSoft and VanceInfo also plan to file other documents with the SEC regarding the proposed transaction.  HISOFT AND VANCEINFO URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and shareholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about hiSoft and VanceInfo (including the definitive joint proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect VanceInfo’s and hiSoft’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, VanceInfo’s and hiSoft’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, expectations and intentions with respect to future operations and services; approval of the proposed transaction by shareholders; the satisfaction of the closing conditions to, or timing of the completion of, the proposed transaction; and other factors with respect to hiSoft, VanceInfo or the proposed transaction that are set forth in the “Risk Factors” section and other sections of hiSoft’s and VanceInfo’s Annual Reports on Form 20-F and other SEC filings.  All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of VanceInfo and hiSoft and are difficult to predict.  All subsequent written and oral forward-looking statements concerning VanceInfo, hiSoft, the proposed transaction or other matters and attributable to VanceInfo or hiSoft or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither VanceInfo nor hiSoft undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

For Investor and Media Contacts

Ross Warner

HiSoft Technology International Limited

Tel:  +86-10-5987-5865

Email:  investor_relations@hisoft.com

Sheryl Zhang

VanceInfo Technologies Inc.

Tel: +86-10-8282-5330

E-mail: ir@vanceinfo.com